SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13E-3
                              Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934

                    MINING SERVICES INTERNATIONAL CORPORATION
                                (Name of Issuer)

                    Mining Services International Corporation
                        Union Espanola de Explosivos S.A.
              Union Espanola de Explosivos-MSI International, S.A.
     Mining Services International, Inc. (successor to UMSI Acquisition Co.)
                                   John T. Day
                                  Duane W. Moss
                                David P. Reddick
                               Richard M. Clayton
                                Douglas W. Later
                                 Wade L. Newman
                                 John P. O'Brien
                                Mitchell W. Green

                       (Name of Persons Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title and Class of Securities)
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                 Duane W. Moss, Esq.                                         Copies to:
      Senior Vice President and General Counsel                         Keith L. Pope, Esq.
      Mining Services International Corporation                  Parr Waddoups Brown Gee & Loveless
               8805 South Sandy Parkway                          185 South State Street, Suite 1300
                  Sandy, Utah 84070                                  Salt Lake City, Utah 84111
                    (801) 233-6000                                         (801) 532-7840

                         and                                                    and

                  Carlos Gastanaduy                                  Richard J. Grossman, Esq.
          Union Espanola de Explosivos S.A.                      Skadden Arps Slate Meagher & Flom
 Av. Del Partenon, 16-5a Pl., Campo de las Naciones                     Four Times Square
                 Madrid, Spain 28042                                  New York, New York 10036
                                                                           (212) 735-3000
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       (Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications on Behalf of the
                            Persons Filing Statement)

       This statement is filed in connection with (check appropriate box):

     a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A (ss. ss.240.14a-1 through 240.14b-2), Regulation 14C (ss. ss. 240.14.c-1 through 240.14c-101) or Rule 13e-3(c) (ss. 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
     b. |_| The filing of a registration statement under the Securities Act of 1933.

     c.  |_| A tender offer.
     d.  |_| None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box.

     (a) are preliminary copies: |X|.

Calculation of Filing Fee
--------------------------------------------------------------------------------
         Transaction valuation(1)                         Amount of filing fee
             $20,410,000                                        $4,082
--------------------------------------------------------------------------------
     (1) For purposes of calculating this filing fee only.

     |_| Check the box if any part of the fee is offset as provided by ss. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

     Amount Previously Paid: None
     Form or Registration No.: Not Applicable
     Filing Party: Not Applicable
     Date filed: Not Applicable

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                                  INTRODUCTION

         This Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being filed by the following (collectively the "Filing Person"):
Mining Services International Corporation, a Utah corporation ("MSI"), Union Espanola de Explosivos S.A., a Spanish S.A. ("UEE Parent"), Union Espanola de Explosivos-MSI International, S.A., a Spanish S.A. ("UEE-MSI"), Mining Services International, Inc., a Delaware corporation, successor to UMSI Acquisition Co., a Delaware corporation ("MSI-Delaware," and collectively with UEE Parent and UEE-MSI, "UEE"), and the following individuals, who are officers of MSI or certain of its subsidiaries: John T. Day, Duane W. Moss, David P. Reddick, Richard M. Clayton, Douglas W. Later, Wade L. Newman, John P. O'Brien and Mitchell W. Green.

         This Transaction Statement relates to an Asset Purchase Agreement, dated November 30, 2000 (the "Asset Purchase Agreement"), by and among UEE Parent, UEE-MSI, MSI Delaware and MSI, pursuant to which MSI will sell substantially all of the assets, subsidiaries and certain joint venture interests of its explosives manufacturing, services and supply business (the "Explosives Business") to UEE. Certain members of the current management of MSI and officers of its subsidiaries (such individuals sometimes referred to herein as the "Managers") will acquire a minority interest in UEE-MSI, the subsidiary of UEE formed to complete the transaction. UEE Parent is a major, Spanish-based entity engaged in the explosives, defense, sport cartridges and nitrochemicals industries.

         As consideration for the Explosives Business, subject to certain adjustments, MSI will receive (i) $6.35 million in cash at the closing of the transaction, (ii) notes payable to MSI by UEE (or by entities to be purchased by UEE and the notes to be conditionally guaranteed by UEE) totaling $1.2 million for funds advanced to the Explosives Business by other MSI operations and (iii) UEE will assume certain liabilities of MSI associated with the Explosives Business is provided for in the Asset Purchase Agreement existing at closing. In connection with the sale of the Explosives Business to UEE, MSI will change its corporate name to "Nevada Chemicals, Inc." Shareholders of MSI will continue to hold their shares of MSI and will not directly receive any compensation or consideration in connection with the sale of the Explosives Business.

         Concurrently with the filing of this Transaction Statement, MSI is filing with the Securities and Exchange Commission a preliminary proxy statement of MSI (the "Proxy Statement") pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the special meeting of the shareholders of MSI at which MSI's shareholders will consider and vote upon, among other things, a proposal to authorize the sale of the Explosives Business pursuant to the Asset Purchase Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(5)(1), and a copy of the Asset Purchase Agreement is attached as Appendix A to the Proxy Statement.

         The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. All information in, or incorporated by reference in, this Transaction Statement concerning MSI has been supplied by MSI and/or the other Filing Persons. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

Item 1.  Summary Term Sheet.

         The information contained on pages (ii) and (iii) of the Proxy Statement is incorporated herein by reference.

Item 2.  Subject Company Information.

         The information contained in the sections of the Proxy Statement entitled "Summary," "Questions and Answers About the Transaction," and "Market for Common Stock and Related Shareholder Matters" and on page (i) and (vii) of the Proxy Statement is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         The filing persons of this Transaction Statement are MSI, UEE Parent, UEE-MSI, MSI-Delaware, and the following individuals, who are either directors or officers of MSI or certain of its subsidiaries: John T. Day, Nathan L. Wade,
M. Garfield Cook, James W. Sight, James E. Solomon, E. Bryan Bagley, Frances Flood, Duane W. Moss, David P. Reddick, Richard M. Clayton, Douglas W. Later, Wade L. Newman, John P. O'Brien and Mitchell W. Green. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Transaction" and "Identity and Background of Officers and Directors and Affiliates of the Company" is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         The information contained in the sections of the Proxy Statement entitled "Special Factors," "Questions and Answers About the Transaction," "Summary," "Security Ownership of Certain Beneficial Owners and Managers" and "Proposal 1: The Asset Sale" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

         The information contained in the sections of the Proxy Statement entitled "Special Factors," "Proposal 1: The Asset Sale," "Security Ownership of Certain Beneficial Owners and Management" and "Market for Common Stock and Related Shareholder Matters" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Transaction," "Proposal 1: The Asset Sale" and "Market for Common Stock and Related Shareholder Matters" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

         The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Transaction," "Special Factors," and "Proposal 1: The Asset Sale" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

         The information contained in the sections of the Proxy Statement entitled "Summary," "Special Factors" and "Proposal 1: The Asset Sale" is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

         The information contained in the sections of the Proxy Statement entitled "Summary" and "Special Factors" is incorporated herein by reference. The opinion prepared by CCCO is included as Appendix C to the Proxy Statement.

Item 10.   Source and Amounts of Funds or Other Consideration.

         The information contained in the sections of the Proxy Statement entitled "Special Factors," "Proposal 1: The Asset Sale" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" is incorporated herein by reference.

Item 11.   Interest in Securities of the Subject Company.

         The information contained in the sections of the Proxy Statement entitled "Proposal 1: The Asset Sale" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 12.   The Solicitation or Recommendation.

         The information contained in the sections of the Proxy Statement entitled "Special Factors," and "Proposal 1: The Asset Sale" is incorporated herein by reference.

Item 13.   Financial Statements.

         The information contained in the sections of the Proxy Statement entitled "Summary Pro Forma Financial Information of the Company," "Summary Historical Financial Information of the Company," "Unaudited Pro Forma Consolidated Financial Statements," and "Financial Statements" is incorporated herein by reference.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used.

         The information contained in the section of the Proxy Statement entitled "Proposal 1: The Asset Sale" and on pages (i)-(iii) of the Proxy Statement is incorporated herein by reference.

Item 15.   Additional Information.

         The information contained in the Proxy Statement is incorporated herein by reference.

Item 16.   Exhibits.

     (a)(5) Preliminary Proxy Statement, filed with the Securities and Exchange Commission on July 3, 2001, including all exhibits and appendices thereto

     (c) Updated Fairness Opinion of Christenberry Collet & Co., dated May 18, 2001, attached as Appendix C to the Proxy Statement

     (d)(1) Voting Agreement, dated August 27, 1997, attached hereto as Exhibit (d)(1)

     (d)(2) Settlement Agreement, dated June 9, 2000, attached hereto as Exhibit (d)(2)

     (d)(3) Stockholder Agreement, dated as of November 30, 2000, by and between Union Espanola de Explosivos S.A., Union Espanola de Explosivos-MSI International, S.A., Mining Services International, Inc., successor to UMSI Acquisition Co. and BLA Irrevocable Investment Trust

     (d)(4) Stockholder Agreement, dated as of November 30, 2000, by and between Union Espanola de Explosivos S.A., Union Espanola de Explosivos-MSI International, S.A., Mining Services International, Inc., successor to UMSI Acquisition Co. and E. Bryan Bagley

     (d)(5) Stockholder Agreement, dated as of November 30, 2000, by and between Union Espanola de Explosivos S.A., Union Espanola de Explosivos-MSI International, S.A., Mining Services International, Inc., successor to UMSI Acquisition Co. and John
               T. Day

     (d)(6) Stockholder Agreement, dated as of November 30, 2000, by and between Union Espanola de Explosivos S.A., Union Espanola de Explosivos-MSI International, S.A., Mining Services International, Inc., successor to UMSI Acquisition Co. and Nathan
               L. Wade

     (d)(7) Stockholder Agreement, dated as of November 30, 2000, by and between Union Espanola de Explosivos S.A., Union Espanola de Explosivos-MSI International, S.A., Mining Services International, Inc., successor to UMSI Acquisition Co. and L&J Udy Family Limited Partnership

     (d)(8) Stockholder Agreement, dated as of November 30, 2000, by and between Union Espanola de Explosivos S.A., Union Espanola de Explosivos-MSI International, S.A., Mining Services International, Inc., successor to UMSI Acquisition Co. and J&L Udy Family Limited Partnership

     (d)(9) Manager Letter, dated December 5, 2000, by and between Mining Services International Corporation and David P. Reddick

     (d)(10) Manager Letter, dated December 5, 2000, by and between Mining Services International Corporation and Douglas W. Later

     (d)(11) Manager Letter, dated December 5, 2000, by and between Mining Services International Corporation and Duane W. Moss

     (d)(12) Manager Letter, dated December 5, 2000, by and between Mining Services International Corporation and Mitchell W. Green

     (d)(13) Manager Letter, dated December 5, 2000, by and between Mining Services International Corporation and Richard M. Clayton

     (d)(14) Manager Letter, dated December 5, 2000, by and between Mining Services International Corporation and Wade L. Newman

     (d)(15) Letter Agreement, dated December 7, 2000, by and between Mining Services International Corporation, O'Brien Design Associates, John P. O'Brien and Martha M. O'Brien

     (f)       Attached hereto

         After due inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this Transaction Statement is true, complete and correct.

                                 Mining Services International Corporation, a Utah corporation


                                 /s/___________________________________________
                                 Name: John T. Day
                                 Title: President, Chief Executive Officer and Director
                                 Date: August 14, 2001


                                 Union Espanola de Explosivos S.A.,
                                 a Spanish S.A


                                 /s/___________________________________________
                                 Name: Jose F. Sanchez-Junco
                                 Title: Chairman and Chief Executive Officer
                                 Date: August 14, 2001


                                 Union Espanola de Explosivos-MSI International, S.A, a Spanish S.A.


                                 /s/___________________________________________
                                 Name: Jose F. Sanchez-Junco
                                 Title: Chairman
                                 Date: August 14, 2001


                                 Mining Services International, Inc.,
                                 a Delaware corporation, and successor to UMSI Acquisition Co., a Delaware corporation


                                 /s/___________________________________________
                                 Name: Jose F. Sanchez-Junco
                                 Title: President
                                 Date: August 14, 2001

                                 John T. Day,
                                 an individual

                                 /s/___________________________________________
                                 Date: August 14, 2001

                                 Duane W. Moss,
                                 an individual

                                 /s/___________________________________________
                                 Date: August 14, 2001


                                 David P. Reddick,
                                 an individual

                                 /s/___________________________________________
                                 Date: August 14, 2001


                                 Richard M. Clayton,
                                 an individual

                                 /s/___________________________________________
                                 Date: August 14, 2001


                                 Douglas W. Later,
                                 an individual

                                 /s/___________________________________________
                                 Date: August 14, 2001


                                 Wade L. Newman,
                                 an individual

                                 /s/___________________________________________
                                 Date: August 14, 2001


                                 John P. O'Brien,
                                 an individual

                                 /s/___________________________________________
                                 Date: August 14, 2001


                                 Mitchell W. Green,
                                 an individual

                                 /s/___________________________________________
                                 Date: August 14, 2001

Exhibit (f).

         Shareholders have no dissenters' rights or appraisal rights under the Utah Revised Business Corporations Act in connection with the sale of the Explosives Business to UEE.